Filed Pursuant To Rule 433

Registration No. 333-275079

March 26, 2025

Grayscale Understanding Crypto Exchange-Traded Products (ETPs) info@grayscale.com 886-775-0313

The Mechanics of Investing in Crypto ETPs
GRAYSCALE

What Is An Exchange-Traded Product (ETP)?

Exchange-traded products (ETPs) — including exchange-traded funds (ETFs), exchange-traded notes (ETNs) and some other similar product types — are investment vehicles that are listed on an exchange and can be bought and sold throughout the trading day like a stock.

An ETP is a wrapper for a single asset or benchmark — in this instance, a digital token — which trades throughout the day and tracks the performance of the underlying asset or benchmark.

Crypto Exposure In An ETP Wrapper

Let's take a closer look at how this works for crypto.

Crypto ETPs offer investors exposure to digital assets — like Bitcoin and Ether — through the ease of an ETP wrapper. ETPs have been around for years, and this familiar structure has been leveraged to allow investors to invest in a wide range of assets, including stocks, bonds, and commodities. Now there's an option for crypto as well, with the benefits of transparent reporting and eliminating the challenges of buying, storing, and safekeeping tokens directly.

It's no secret that buying crypto can be tricky. From having to handle a digital wallet to opening an account to buy tokens on a crypto exchange and determining how to custody the asset, investors face numerous frictions associated with crypto ownership (frictions generally absent when transacting in traditional asset classes). Crypto ETPs aim to address this problem by enabling investors to obtain crypto exposure through their existing brokerage accounts, just like they do with their other stocks and ETFs, with the added benefit of providing traditional financial statements, tax reporting, and seeing your entire investment portfolio in one place.

The table below displays the different ways investors can gain access to crypto exposure and some of the benefits of using a spot crypto ETP as the vehicle of choice.

Spot Bitcoin ETP	Spot Bitcoin ETF	Bitcoin Futures ETF	Spot Bitcoin	Bitcoin Futures
Exposure Type	Wrapped physical	Wrapped synthetic	Physical	Synthetic
Storage/Custody	Held in brokerage account	Held in brokerage account	Requires digital asset wallet	Held in brokerage account if exchange-listed
Fees & Expenses (beyond trading)	Expense ratio	Expense ratio + roll costs	Network transaction fees	Margin requirements + roll costs

Investing In Crypto ETPs Vs. Underlying Token

For investors considering crypto, the key question isn't just whether to invest, but how. Owning crypto directly allows investors to take possession and manage custody of the tokens themselves, whereas investors who use funds for exposure have an asset manager hold the tokens on their behalf. The choice between owning the underlying digital asset and crypto ETPs involves important trade-offs in liquidity, costs, security, and other considerations.

With low annual fees and near-zero trading commissions, crypto ETPs offer a more economical solution when compared to transaction fees and storage costs incurred via traditional crypto exchanges.

To help visualize, here is a quick snapshot of some of the benefits of investing in a crypto ETP compared to owning the underlying asset.

info@grayscale.com 866-775-0313

The Mechanics of Investing in Crypto ETPs info@grayscale.com 866-775-0313 Familiar Access Crypto ETPs provide an avenue for investors and their financial advisors to add crypto exposure right into their brokerage accounts, enabling them to obtain crypto exposure just like they do with their other investments, with the added benefit of providing traditional financial statements and tax reporting. Convenience Crypto ETPs are held in a brokerage account alongside investors’ other traditional assets, whereas buying crypto assets directly involves opening and maintaining a separate wallet. Security Using a crypto ETP to invest allows investors to gain exposure to crypto assets without the challenges of buying, storing, and safekeeping them directly, instead enabling you to outsource safekeeping of your tokens to a regulated entity. Optionality ETPs make it easier to own crypto in traditional retirement accounts, including IRAs, most of which do not allow investors to own crypto directly. Tax Efficiency ETPs publish annual tax documents, which may make tax reporting easier than selftracking exchange-based purchases and sales. Liquidity Crypto ETPs trade during market hours on national securities exchanges, while the underlying tokens trade 24/7 on crypto exchanges globally. Transparency The holdings of most ETPs are fully transparent and available daily. Tighter spreads / ease of execution Exchanges typically charge a spread, often 1% or more, for both buy and sell orders. ETPs can be more economical, with fees as low as 15 basis points (0.15%). Estate Planning Crypto ETPs can be held in brokerage and retirement accounts where individuals can authorize a designated beneficiary, an option not available when holding crypto assets outright. Interested in Crypto ETPs? Contact a Grayscale consultant at 866.775.0313 or info@grayscale.com to learn more about our suite of Bitcoin and Ethereum products. Fund Name Ticker Grayscale Bitcoin Trust ETF GBTC Grayscale Bitcoin Mini Trust ETF BTC Grayscale Ethereum Trust ETF ETHE Grayscale Ethereum Mini Trust ETF ETH GBTC, BTC, ETHE, and ETH, exchange traded products, are not registered under the Investment Company Act of 1940 (or the ’40 Act) and therefore are not subject to the same regulations and protections as 1940 Act registered ETFs and mutual funds. GBTC, BTC, ETHE, and ETH are subject to significant risk and heightened volatility, and are not suitable for all investors.

Important Information The Grayscale Bitcoin Trust ETF ("GBTC") and the Grayscale Ethereum Trust ETF ("ETHE") (collectively the "Funds") have filed registration statements (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectuses in those registration statements and other documents the Funds have filed with the SEC for more complete information about the Funds and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trusts or any authorized participant will arrange to send you the prospectus (when available) if you request it by calling (833)903-2211 or by contacting Foreside Fund Services, LLC, Three Canal Plaza, Suite 100, Portland, Maine 04101. Please read the Grayscale Ethereum Mini Trust ETF and Grayscale Bitcoin Mini Trust ETF (collectively the "Funds") prospectuses carefully before investing in the Funds. Foreside Fund Services, LLC is the Marketing Agent for the Funds. As non-diversified and single industry Funds, the value of the shares may fluctuate more than shares invested in a broader range of industries. Extreme volatility, regulatory changes, and exposure to digital asset trading platforms may impact the value of Bitcoin and Ether, and consequently the value of the Funds. The Funds rely on third party service providers to perform certain functions essential to the affairs of the Funds and the replacement of such service providers could pose a challenge to the safekeeping of the digital asset and to the operations of the Funds. Digital Asset Risk Disclosures Extreme volatility of trading prices that many digital assets, including Bitcoin and Ether, have experienced in recent periods and may continue to experience, could have a material adverse effect on the value of the Funds and the shares could lose all or substantially all of their value. Digital assets represent a new and rapidly evolving industry. The value of the Funds depends on the acceptance of the digital assets, the capabilities and development of blockchain technologies and the fundamental investment characteristics of the digital asset. Digital asset networks are developed by a diverse set of contributors and the perception that certain high-profile contributors will no longer contribute to the network could have an adverse effect on the market price of the related digital asset. Digital assets may have concentrated ownership and large sales or distributions by holders of such digital assets could have an adverse effect on the market price of such digital assets. The value of the Funds relates directly to the value of the underlying digital asset, the value of which may be highly volatile and subject to fluctuations due to a number of factors. info@grayscale.com 866-775-0313

Grayscale Bitcoin Trust ETF (the “Trust”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Trust has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any authorized participant will arrange to send you the prospectus (when available) if you request it by calling (833) 903 - 2211 or by contacting Foreside Fund Services, LLC, Three Canal Plaza, Suite 100, Portland, Maine 04101.